Exhibit 99.14

LETTER OF CONSENT

Dean Fredericksen, MAusIMM
Principal Consultant
Fredericksen Geological Solutions Pty Ltd

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Technical Report on Stawell Gold Mine, Victoria Australia " dated Oct 21, 2008 (the "Technical Report") in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the Annual Information Form of the Corporation dated March 30, 2009, which is included in the Annual Report.

March 30, 2009

By: /s/ Dean Fredericksen Dean Fredericksen, MAusIMM Principal Consultant, Fredericksen Geological Solutions Pty Ltd